November 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Cicely LaMothe, Senior Assistant Chief Accountant

Re:                             NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Form 10-Q for Quarterly Period Ended March 31, 2013

Dear Ms. LaMothe:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 5, 2013 (the “Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”) filed on February 19, 2013 and the Form 10-Q for quarterly period ended March 31, 2013 filed on May 8, 2013.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2012

Real Estate Securities, page 142

Comment No. 1

We note your response to our prior comment one. In future filings, please enhance your disclosure to clarify that interest income recognized retrospectively relates to high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment.

Response to Comment No. 1

The Company notes the Staff’s comment and advises the Staff that the Company in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2013, modified its disclosure in Note 2

— “Summary of Significant Accounting Policies” in its policy for revenue recognition for real estate securities as follows:

“Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security.  Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.”

This disclosure will also be included in future filings to the extent applicable.

Borrowings

NorthStar CMBS Financing Transaction, page 178

Comment No. 2

We have reviewed your response to comments 2 and 3. Please clarify how you considered the related party relationship of the general partners when determining that the participating and kick out rights held by Northstar Income I are substantive. We are still considering your VIE analysis.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it considered the related party relationship of the general partners when determining that the participating and kick out rights held by Northstar Income I are substantive.

As previously noted in Response No. 3 to the Company’s letter dated October 16, 2013, the partnership agreement provides, for administrative ease, that the Company is initially designated to manage the day-to-day operations of the partnership and take action on behalf of the partnership.  NorthStar Income I, however, may remove the Company in this role at any time in its sole discretion, in which case, the partners jointly assume responsibility for all day-to-day operations.

The Company is a related party to NorthStar Income I because the Company sponsored NorthStar Income I and exercises significant influence over NorthStar Income I’s day-to-day activities through an advisory agreement.  However, NorthStar Income I is governed, and its relationship with the Company is structured, so that the Company cannot establish or determine related party transactions between them. Consequently, the securitization was specifically approved by the independent directors on the board of directors of NorthStar Income I as it was a related party transaction (see below for further analysis). The rights granted to the Company and NorthStar Income I enabled each company to bear the economic risk associated with their contributed assets. This was a key point in the presentation to the independent directors on the board of directors to approve the securitization and further enabled NorthStar Income I to maintain its independence.

The participating and kick out rights held by NorthStar Income I are substantive as NorthStar Income I is an independent entity based on the following analysis:

•                  NorthStar Income I is currently a public non-traded REIT with over $1.0 billion in capital (of which the Company owns a de minimis amount of the outstanding shares representing less than 1%) and is governed by an independent board of directors.

•                  NorthStar Income I’s independent directors on the board of directors may terminate the advisory agreement in its discretion and annually considers the renewal of the advisory agreement with its advisor, being a subsidiary of the Company (the “Advisor”). NorthStar Income I (acting through its independent directors on the board of directors) evaluates the performance of the Advisor annually before renewing the advisory agreement. The independent directors on the board of directors has discretion to negotiate all terms of the contract.

•                  NorthStar Income I’s board of directors may modify or revoke the authority of the Advisor at any time.

•                  Only one individual, who is not an independent director, serves on both the Company and Northstar Income I’s board of directors. The Company’s and NorthStar Income I’s board of directors contain eight and four individuals, respectively. As previously noted, such common director does not vote on the annual renewal of the advisory contract.

•                  All related party transactions are approved by the independent directors on the board of directors of NorthStar Income I.

•                  The Company and NorthStar Income I each have separate legal counsel.

•                  The Company and NorthStar Income I do not have common major shareholders.

The Company notes an analogous scenario through comment letter interaction between the SEC and a registrant where the SEC questioned whether debt forgiveness between related parties may be a capital transaction pursuant to ASC 470-50.  The registrant purchased certain of its outstanding debt instruments from its external manager, a related party, who had previously purchased such debt from independent third parties at a discount from face value. The registrant recorded a gain, which represented the difference between the purchase price paid to the external manager and the registrant’s carrying value of the debt. The SEC questioned whether the purchase by the registrant of its outstanding debt from its related external manager was not instead forgiveness of debt between related parties. The registrant responded that its board of directors, which is controlled by parties independent of the registrant and the external manager, approved the purchase of the debt from the external manager at the identical price paid by the external manager. While the guidance in ASC 470-50 states that repurchase of debt among related parties may be a capital transaction, the registrant was able to demonstrate that the existence of an independent board of directors is sufficient to overcome the presumption of the impact of a related party relationship.

Based on the preceding analysis, the Company concluded that the participating and kick out rights held by Northstar Income I are substantive.

Investments and Advances to Unconsolidated Ventures, page 40

Comment No. 3

We note your response to our prior comment four. Rule 4-08 (g) of Regulation S-X requires summarized financial information for subsidiaries not consolidated if significance exceeds 10%. Please provide this information in future filings for any individual or combination of investees that exceeds this threshold.

Response to Comment No. 3

The Company notes the Staff’s comment and advises the Staff that it will continue to monitor all of its unconsolidated joint ventures for any individual or combination of investees that exceeds the threshold and if determined to be significant at the 10% level will disclose the requisite summarized financial information in its future annual filings.

Form 10-Q for Quarterly Period ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Available for Distribution, page 95

Comment No. 4

In your response to comments 5 through 7, we note that you plan to make revisions to your CAD presentation in your Form 10-Q for the quarterly period ended September 30, 2013. We may have further comment upon review of your revised presentation.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that the Company included its updated CAD presentation in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2013.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Shannon Sobotka, Staff Accountant, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Michael C. Bernstein, Grant Thornton LLP